Exhibit 99.2

First Quarter 2018

Management's Discussion and Analysis
of Financial Condition and Results of Operations

Introduction
This Management's Discussion and Analysis ("MD&A") provides a review of the results of operations, financial condition and cash flows of Aeterna Zentaris Inc. for the three months ended March 31, 2018. In this MD&A, "Aeterna Zentaris", the "Company", "we", "us", "our" and the "Group" mean Aeterna Zentaris Inc. and its subsidiaries. This discussion should be read in conjunction with the information contained in our unaudited condensed interim consolidated financial statements and the accompanying notes thereto as at March 31, 2018 and for the three months ended March 31, 2018 and 2017. Our condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting.
All amounts in this MD&A are presented in US dollars, except as otherwise noted.
This MD&A was approved by our Executive Committee on May 7, 2018.
Company Overview
On December 20, 2017, the United States Food and Drug Administration (the "FDA") granted marketing approval for Macrilen™ (macimorelin) to be used in the diagnosis of patients with adult growth hormone deficiency ("AGHD").
Macrilen™ (macimorelin), a ghrelin receptor agonist, is a novel orally-active small molecule that stimulates the secretion of growth hormone. Macrilen™ (macimorelin) has been granted orphan drug designation by the FDA for the evaluation of growth hormone deficiency. We own the worldwide rights to this novel patented compound. Macrilen™ (macimorelin) is our proposed trade name for macimorelin. The proposed trade name was conditionally approved by the FDA, but rejected by the European Medicines Agency (the "EMA"), on December 16, 2017, because of its similarity to the names of other medicines. On March 28, 2018, we applied for two new invented names for macimorelin: Macimorelin GH test and Macimorelin Zentaris.
On January 16, 2018, through Aeterna Zentaris GmbH ("Aeterna Germany"), we entered into a license and assignment agreement with Strongbridge Ireland Limited ("Strongbridge") to carry out development, manufacturing, registration and commercialization of Macrilen™ (macimorelin) in the United States and Canada (the "Strongbridge License Agreement"). On January 17, 2018, we received an upfront cash payment of $24.0 million from Strongbridge. Under the terms of the license agreement and, for as long as Macrilen™ (macimorelin) is patent-protected, we will be entitled to a 15% royalty on net sales up to $75.0 million and an 18% royalty on net sales above $75.0 million. Following the end of patent protection in United States or Canada for Macrilen™ (macimorelin), we will be entitled to a 5% royalty on net sales in that country.
In addition, we will also receive one-time payments from Strongbridge following the first achievement of the following commercial milestone events:

•	$4.0 million on achieving $25.0 million annual net sales,

•	$10.0 million on achieving $50.0 million annual net sales,

•	$20.0 million on achieving $100.0 million annual net sales,

•	$40.0 million on achieving $200.0 million annual net sales, and

•	$100.0 million on achieving $500.0 million annual net sales.

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First Quarter MD&A - 2018

Upon approval by the FDA of a pediatric indication for Macrilen™ (macimorelin), we will receive a one-time milestone payment of $5.0 million from Strongbridge.
Strongbridge agrees to fund 70% of the costs of a worldwide pediatric development program to be run by us with customary oversight from a joint steering committee. The joint steering committee will be comprised of four persons, two of whom will be appointed by each of Strongbridge and the Company.
In light of the negative results of the Zoptrex™ study in May 2017, our focus has shifted entirely to the commercialization, either directly or through third parties, of Macrilen™ (macimorelin).
The commercial success of Macrilen™ (macimorelin) will depend on several factors, including, but not limited to, the receipt of approvals from the EMA and similar foreign regulatory authorities; Strongbridge developing appropriate distribution and marketing infrastructure and arrangements and launching and growing commercial sales of Macrilen™ (macimorelin); and acceptance of Macrilen™ (macimorelin) in the medical community, among patients and with third party payers. We are not currently conducting any clinical studies.
We continue to explore various alternatives to monetize our rights to macimorelin in other countries around the globe.
We also continue to seek opportunities to in-license and acquire products. Our goal is to become a growth-oriented specialty biopharmaceutical company by pursuing successful development, commercialization and licensing of a product portfolio achieving a profitable commercial presence and growth, while consistently delivering value to our shareholders, employees and the medical providers and patients who will benefit from our products.
Our common shares are listed on both the NASDAQ Capital Market ("NASDAQ") and on the Toronto Stock Exchange ("TSX") under the symbol "AEZS".

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First Quarter MD&A - 2018

About Forward-Looking Statements
This document contains forward-looking statements made pursuant to the safe-harbor provision of the U.S. Securities Litigation Reform Act of 1995, which reflect our current expectations regarding future events. Forward-looking statements may include, but are not limited to statements preceded by, followed by, or that include the words "will," "expects," "believes," "intends," "would," "could," "may," "anticipates," and similar terms that relate to future events, performance, or our results. Forward-looking statements involve known risks and uncertainties, including those discussed in this MD&A and in our Annual Report on Form 20-F, under the caption "Key Information - Risk Factors" filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form and with the U.S. Securities and Exchange Commission ("SEC"). Known and unknown risks and uncertainties could cause our actual results to differ materially from those in forward-looking statements. Such risks and uncertainties include, among others, our now heavy dependence on the success of Macrilen™ (macimorelin) and related out-licensing arrangements and the continued availability of funds and resources to successfully launch the product, the ability of Aeterna Zentaris to enter into out-licensing, development, manufacturing and marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect, reliance on third parties for the manufacturing and commercialization of our product candidates, potential disputes with third parties, leading to delays in or termination of the manufacturing, development, out-licensing or commercialization of our product candidates, or resulting in significant litigation or arbitration, and, more generally, uncertainties related to the regulatory process, our ability to efficiently commercialize or out-license Macrilen™ (macimorelin), the degree of market acceptance of Macrilen™ (macimorelin), our ability to obtain necessary approvals from the relevant regulatory authorities to enable us to use the desired brand names for our products, the impact of securities class action litigation, the litigation involving two of our former officers, litigation brought by Cogas Consulting, LLC, or other litigation, on our cash flow, results of operations and financial position; any evaluation of potential strategic alternatives to maximize potential future growth and stakeholder value may not result in any such alternative being pursued, and even if pursued, may not result in the anticipated benefits, our ability to take advantage of business opportunities in the pharmaceutical industry, our ability to protect our intellectual property, the potential of liability arising from shareholder lawsuits and general changes in economic conditions. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties. Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.
About Material Information
This MD&A includes information that we believe to be material to investors after considering all circumstances. We consider information and disclosures to be material if they result in, or would reasonably be expected to result in, a significant change in the market price or value of our securities, or where it is likely that a reasonable investor would consider the information and disclosures to be important in making an investment decision.
We are a reporting issuer under the securities legislation of all of the provinces of Canada, and our securities are registered with the SEC. We are therefore required to file or furnish continuous disclosure information, such as interim and annual financial statements, MD&A, proxy or information circulars, annual reports on Form 20-F, material change reports and press releases with the appropriate securities regulatory authorities. Copies of these documents may be obtained free of charge upon request from the our Corporate Secretary or on the Internet at the following addresses: www.aezsinc.com, www.sedar.com and www.sec.gov.

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First Quarter MD&A - 2018

Key Developments
Macrilen™ (macimorelin), a ghrelin receptor agonist, is a novel orally-active small molecule that stimulates the secretion of growth hormone. Macrilen™ (macimorelin) has been granted orphan drug designation by the FDA for the evaluation of growth hormone deficiency. We own the worldwide rights to this novel patented compound. Macrilen™ (macimorelin) is our proposed trade name for macimorelin. The proposed trade name was conditionally approved by the FDA, but rejected by the EMA, on December 16, 2017, because of its similarity to the names of other medicines. On March 28, 2018, we applied for two new invented names for macimorelin: Macimorelin GH test and Macimorelin Zentaris.
On March 7, 2017, we announced that the Pediatric Committee of the EMA agreed to our Pediatric Investigation Plan ("PIP") for Macrilen™ (macimorelin) and agreed that we may defer conducting the PIP until after we file a Market Authorization Application ("MAA") seeking marketing authorization for the use of Macrilen™ (macimorelin) for the evaluation of AGHD.
On July 18, 2017, we announced that we had been notified by the FDA that our New Drug Application ("NDA") seeking approval of MacrilenTM (macimorelin) for the evaluation of AGHD had been accepted as a complete response to the FDA's November 5, 2014 complete response letter and granted a PDUFA date of December 30, 2017.
On November 27, 2017, we announced that the MAA for the use of MacrilenTM (macimorelin) for the evaluation of AGHD has been accepted by the EMA for regulatory review. The start of the EMA review procedure for the MAA has been confirmed by EMA as November 23, 2017.
On December 20, 2017, we announced that the FDA granted marketing approval for MacrilenTM (macimorelin) to be used in the diagnosis of patients with AGHD. On January 17, 2018, we announced that through AEZS Germany, we entered into the Strongbridge License Agreement to carry out development, manufacturing, registration and commercialization of Macrilen™ (macimorelin) in the United States and Canada. We continue to explore various alternatives to monetize our rights to macimorelin in other countries around the globe.
On March 23, 2018, we received from the EMA a Day 120 List of Questions, which was issued in connection with our MMA submission for MacrilenTM (macimorelin). We are in the process of reviewing and have scheduled a meeting on May 8, 2018 to obtain clarity on some of the questions.
Outsourcing and Out-Licensing Non-Strategic Activities/Assets

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First Quarter MD&A - 2018

Zoptrex™
On May 1, 2017, we announced that the ZoptEC pivotal Phase 3 clinical study of Zoptrex™ (zoptarelin doxorubicin) in women with locally advanced, recurrent or metastatic endometrial cancer did not achieve its primary endpoint of demonstrating a statistically significant increase in the median period of overall survival of patients treated with Zoptrex™ (zoptarelin doxorubicin) as compared to patients treated with doxorubicin. The results of the study are not supportive to pursue regulatory approval by the FDA. Based on this outcome, we do not anticipate conducting clinical trials of Zoptrex™ (zoptarelin doxorubicin) with respect to any other indications. We also discontinued the development of AEZS-138/Disorazol Z, as it was based on the same concept as Zoptrex™ (zoptarelin doxorubicin).
Commercial Operations
Our commercial operations were significantly reduced in the fourth quarter of 2017. We eliminated our contract sales team in its entirety, as well as remaining sales management in November 2017, in accordance with the terms of our agreement with inVentiv Commercial Services, LLC, an affiliate of inVentiv Health, Inc. ("inVentiv"), a contract-sales organization.
Pursuant to termination of the inVentiv agreement, we ended our co-promotion with EMD Serono, Inc. ("EMD Serono") and Armune BioScience, Inc ("Armune").
Until termination of our sales team in November 2017, the inVentiv sales force promoted two products during 2017:
Saizen® [somatropin (rDNA origin) for injection] is a prescription medicine indicated for the treatment of growth hormone deficiency in children and adults. We promoted Saizen® pursuant to our promotional services agreement (the "EMD Serono Agreement") with EMD Serono, which we entered into in May 2015 and amended as of December 31, 2016. The EMD Serono Agreement, as amended, provided that we were to promote Saizen® in specific agreed-upon U.S. territories to adult and pediatric endocrinologists in exchange for a sales commission that was based upon new patient starts of the product. The agreement was terminated in accordance with its terms on December 13, 2017.
APIFINY® is the only cancer-specific, non-PSA blood test for the evaluation of the risk of prostate cancer. The test was developed by Armune, a medical diagnostics company that develops and commercializes unique proprietary technology exclusively licensed from the University of Michigan for diagnostic and prognostic tests for cancer. We entered into a co-marketing agreement with Armune in November 2015 (the "Armune Agreement"), which was amended effective as of June 1, 2016, which allowed us to exclusively promote APIFINY® throughout the entire United States. We received a commission for each test performed resulting from our targeted promotion without regard to any established baseline. The Armune Agreement, as amended, had a three-year term that renewed automatically for successive one-year periods. The parties agreed in January 2018 that the Armune Agreement was terminated.
Effective on November 3, 2017, we terminated the employment of Jude Dinges, our Senior Vice President and Chief Commercial Officer.
Corporate Activities
In July 2017, Aeterna Germany, and its Works Council approved a restructuring program (the "2017 German Restructuring"), which was rolled out as a consequence of the negative Phase 3 clinical trial results of Zoptrex™ (zoptarelin doxorubicin) announced on May 1, 2017 and the related impact on our product pipeline. This was also part of the continued strategy to transition into a commercially operating specialty biopharmaceutical organization focused on the development and commercialization of Macrilen™ (macimorelin), including through out-licensing arrangements and pursuing in-licensing opportunities. The goal of the 2017 German Restructuring is to reduce to a minimum our research and development ("R&D") activities and is resulted in the termination of 19 employees of the German subsidiary.
We started implementing the 2017 German Restructuring in the fourth quarter of 2017, with staff departures expected to be completed over a period of approximately 18 months. Total initial restructuring costs associated with the 2017 German Restructuring include severance accruals and other directly related costs ($2,002,000) and an onerous lease provision ($1,113,000), for a total of ($3,115,000). For the period ended March 31, 2018, $1,272,000 of severance and other costs and $80,000 of onerous lease provisions were utilized. In addition, a reversal of $219,000 due to changes in assumptions for severance and $88,000 of currency exchange adjustments were recorded.

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First Quarter MD&A - 2018

CEO Appointment and CFO Resignation and Appointment
On July 20, 2017, the board of directors ("Board") announced the appointment of Michael Ward as the President and Chief Executive Officer ("CEO"). Further, on September 25, 2017, we announced the appointment of Jeffrey Whitnell to the position of Interim Chief Financial Officer ("CFO"). Mr. Whitnell resigned as CFO effective December 7, 2017.
On March 5, 2018, we appointed James Clavijo as the CFO, effective that date.
Strategic Review Committee
On July 20, 2017, we announced that the Board had established a special committee of independent directors (the "Strategic Review Committee") to develop, consider, investigate and exercise oversight relating to potential strategic alternatives to maximize potential future growth and stakeholder value of the Company, including continuing to execute on our existing business plan and/or considering and recommending changes to our management and governance.
On August 8, 2017, we announced that the Strategic Review Committee engaged a consulting firm and a financial advisor to assist in its efforts. The Strategic Review Committee retained Stifel, Nicolaus & Company as advisor in part to validate the commercial potential of Macrilen™(macimorelin) to assist it in determining the best means of maximizing value, which included evaluating and recommending modes of distribution including entering into partnerships or building an internal sales force, raising capital including through an investment from a strategic partner, or selling some or all of the Company and our assets. On January 16, 2018, through Aeterna Germany, we entered into the Strongbridge License Agreement.
In January 2018, in accordance with the written mandate of the Strategic Review Committee, the members of the Strategic Review Committee determined that the responsibilities of the Strategic Review Committee had been satisfied and were at an end and the Strategic Review Committee was dissolved effective as of January 22, 2018.
Contingencies
Securities class action litigation
We and certain of our current and former officers are defendants in a class-action lawsuit pending in the U.S. District Court for the District of New Jersey (the "Court"), brought on behalf of shareholders of the Company. The lawsuit alleges violations of the Securities Exchange Act of 1934 (the "Exchange Act") in connection with allegedly false and misleading statements made by the defendants between April 2, 2012 and November 6, 2014 (the "Class Period"), regarding the safety and efficacy of Macrilen™ (macimorelin), and the prospects for the approval of our NDA for the product by the FDA. The plaintiffs represent a class comprised of purchasers of our common shares during the Class Period and seek damages, costs and expenses and such other relief as determined by the Court. On September 14, 2015, the Court dismissed the lawsuit stating that the plaintiffs failed to state a claim, but granted the plaintiffs leave to amend. On October 14, 2015, the plaintiffs filed a second amended complaint against us. We subsequently filed a motion to dismiss because we believed that the second amended complaint also failed to state a claim.
On March 2, 2016, the Court issued an order granting our motion to dismiss the complaint in part and denying it in part. The Court dismissed certain of our current and former officers from the lawsuit. The Court allowed the claim that we omitted material facts from our public statements during the Class Period to proceed against us and our former Chief Executive Officer, who departed in 2013, while dismissing such claims against other current and former officers. The Court also allowed a claim for "controlling person" liability to proceed against certain current and former officers. On March 16, 2016, we filed a motion for reconsideration of the Court's March 2, 2016 order and on April 6, 2016 we filed an answer to the second amended complaint. On June 30, 2016, the Court issued an order denying our motion for reconsideration. On February 28, 2018, the Court granted a motion for class certification which we appealed. We filed an interlocutory petition for review on March 14, 2018. Lead Plaintiff's opposition to the petition was received on March 26, 2018. The discovery process has commenced and is on-going.
Our directors' and officers' insurance policies ("D&O Insurance") provide for reimbursement of certain costs and expenses incurred in connection with the defense of this lawsuit, including legal and professional fees, as well as other loss (damages, settlements, and judgments), if any, subject to certain policy exclusions, restrictions, limits, deductibles and other terms. We believe that the D&O Insurance applies to the purported class-action lawsuit; however, the insurers have issued standard reservations of rights letters reserving all rights under the D&O Insurance. Legal and professional fees are expensed as incurred, and no reserve is established for them. During the second quarter of 2016, we exceeded the deductible amount applicable to this claim. Therefore, we believe that the insurers will bear most of the costs for the our defense in future periods, subject to our policy limits.

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First Quarter MD&A - 2018

While we believe that we have meritorious defenses and intend to defend this lawsuit vigorously, management cannot currently predict the outcome of this suit or reasonably estimate any potential loss that may result from this suit. Accordingly, we have not recorded any liability related to the lawsuit. No assurance can be given with respect to the ultimate outcome of such proceedings, and we could incur substantial unreimbursed legal fees, damages, settlements, judgments, and other expenses in connection with these proceedings that may not qualify for coverage under, or may exceed the limits of, its applicable D&O Insurance and could have a material adverse impact on the our financial condition, results of operations, liquidity and cash flows.
Litigation pertaining to former officers of the Company
In late July 2017, we terminated for cause the employment of Mr. David A. Dodd, the former President and Chief Executive Officer of the Company and the employment of Mr. Philip A. Theodore, the former Senior Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary of the Company. All outstanding stock options held by both former officers were cancelled effective as of their respective termination dates, in accordance with the provisions of our stock option plan.
On August 3, 2017, we announced that we had filed a lawsuit against both Messrs. Dodd and Theodore for damages suffered by us for breach of confidence and/or breach of fiduciary duty in an amount to be determined prior to trial. We are also seeking, among other things, an injunction to prevent both Messrs. Dodd and Theodore from (i) continuing to use our confidential and proprietary information without authorization; and (ii) mounting a proxy contest that will be premised upon the breaches of fiduciary and statutory duties and breaches of confidence alleged in the lawsuit. We engaged external counsel to conduct an internal investigation related to this lawsuit, which is still ongoing.
On December 21, 2017, Messrs. Dodd and Theodore brought a counterclaim against the Company and its Chair, Carolyn Egbert, in the amount of CAN$6.0 million alleging, among other things, that defamatory statements were made against Messrs. Dodd and Theodore. The Company and our Chair consider the counterclaim against them to be entirely without merit, and intend to vigorously defend against the counterclaim. We cannot predict at this time the final outcome or potential losses, if any, with respect to this lawsuit.
In August 2017, Mr. Dodd filed a lawsuit in the Court of Common Pleas of South Carolina against us for damages of approximately $1.7 million. He is also requesting that all of his outstanding stock options vest effective upon his termination date. We cannot predict at this time the final outcome or potential losses, if any, with respect to this lawsuit. On September 5, 2017, the lawsuit in the Court of Common Pleas of South Carolina was moved to the Federal Court in South Carolina.
Cogas litigation
Cogas Consulting, LLC ("Cogas") filed a lawsuit against the Company in state court in Fulton County, Georgia on February 2, 2018. The lawsuit has been removed to federal court in Georgia. Cogas alleges that its employee (and sole shareholder) John Sharkey is entitled to a "success fee" commission on the Strongbridge License Agreement. Cogas is claiming damages in the form of a lost commission on the transaction. Cogas claims its commission is 5% on payments we receive within the first three years after January 14, 2018. Cogas alleges it is entitled to 5% of the $24.0 million Strongbridge already paid, plus 5% of any royalty Strongbridge pays us through January 17, 2021. We plan to vigorously defend this matter but cannot predict at this time the outcome or potential losses, if any, with respect to this lawsuit.

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First Quarter MD&A - 2018

Condensed Interim Consolidated Statements of Comprehensive Income (Loss) Information

	Three months ended March 31,
(in thousands, except share and per share data)	2018	2017
	$	$
Revenues
Sales commission and other	90	153
Licensing revenue	24,568	108
Total revenues	24,658	261
Operating expenses
Research and development costs	833	2,455
General and administrative expenses	2,786	1,881
Selling expenses	1,641	1,542
Total operating expenses	5,260	5,878
Income (loss) from operations	19,398	(5,617)
Gain due to changes in foreign currency exchange rates	48	65
Change in fair value of warrant liability	1,828	1,403
Other finance income	18	18
Net finance income	1,894	1,486
Income (loss) before income taxes	21,292	(4,131)
Income taxes	(6,868)	—
Net income (loss)	14,424	(4,131)
Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	(222)	(133)
Items that will not be reclassified to profit or loss:
Actuarial gain on defined benefit plans	—	441
Comprehensive income (loss)	14,202	(3,823)
Net income (loss) per share (basic)	0.88	(0.31)
Net income (loss) per share (diluted)	0.87	(0.31)
Weighted average number of shares outstanding:
Basic	16,440,760	13,175,866
Diluted	16,493,363	13,175,866

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First Quarter MD&A - 2018

2018 compared to 2017
Revenues
Licensing revenue was $24.6 million for the three months ended March 31, 2018, as compared to $0.1 million for the same period in 2017. The increase is primarily due to the recognition in January 2018, of the $24.0 million upfront payment received from Strongbridge for the license of Macrilen™(macimorelin) as earned revenue in accordance with International Financial Reporting Standards (IFRS) 15, Revenue from Contracts with Customers as it is a "right to use" license. In addition, due to events that occurred in 2018, we consider our performance obligations under the Zoptrex™ licensing agreements to be fulfilled, therefore we recognized deferred revenues of $0.5 million relating to non-refundable upfront payments it previously received for licensing and technology transfer arrangements that it entered into with respect to the development of Zoptrex™ in various territories.
Sales commission and other were $90,000 for the three months ended March 31, 2018, compared to $153,000 for the same period in 2017. During 2018, we received a $90,000 termination agreement payment from our customer. In 2017, those revenues mainly resulted from our sales team exceeding pre-established unit sales baseline thresholds under our co-promotion agreement to sell Saizen®. We also generated sales commission in connection with our promotion of APIFINY®.
Operating Expenses
R&D costs were $0.8 million for the three months ended March 31, 2018, as compared to $2.5 million for the same period in 2017. The decrease in R&D costs is mainly attributable to lower comparative third-party costs, as described below.
Additionally, the decrease in our R&D costs for the three months ended March 31, 2018, as compared to the same period in 2017, is attributable to lower employee compensation and benefits costs, as well as lower facilities rent and maintenance costs. A substantial portion of this decrease is due to the realization of cost savings in connection with our ongoing efforts to streamline our R&D activities.
The following table summarizes our net R&D costs by nature of expense:

	Three months ended March 31,
(in thousands)	2018	2017
	$	$
Third-party costs	174	1,420
Employee compensation and benefits	513	806
Facilities rent and maintenance	44	202
Other costs *	113	27
R&D tax credits and grants	(11)	—
	833	2,455
 ___________________________
* Includes mainly depreciation, amortization, impairment, reversal of impairment, gain on disposal of equipment and operating foreign exchange losses.

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First Quarter MD&A - 2018

The following table summarizes third-party R&D costs, by product candidate, incurred by us during the three months ended March 31, 2018 and 2017.

(in thousands, except percentages)	Three months ended March 31,
Product Candidate	2018		2017
	$	%	$	%
Zoptrex™	8	4.6	812	57.2
Macrilen™	138	79.3	547	38.5
LHRH - Disorazol Z	1	0.6	1	0.1
Erk inhibitors	2	1.1	12	0.8
Other	25	14.4	48	3.4
	174	100.0	1,420	100.0
Third-party costs attributable to Zoptrex™ and Macrilen™ (macimorelin) decreased considerably during the three months ended March 31, 2018 as compared to March 31, 2017, mainly since we completed the clinical portion of the ZoptEC trial and the Macrilen™ (macimorelin) trial in 2017 and 2016, respectively. Third-party costs attributable to Macrilen™ (macimorelin) incurred in 2017 are related to the detailed analysis of the results as well as the preparation of the NDA filing which was submitted on June 30, 2017.
Excluding the impact of foreign exchange rate fluctuations, we expect that we will incur overall R&D costs of between $1.0 million and $2.0 million for the year ended December 31, 2018.
G&A expenses were $2.8 million for the three months ended March 31, 2018, as compared to $1.9 million for the same period in 2017. The increase is primarily related to fees associated with the Strongbridge License Agreement.
Excluding the impact of foreign exchange rate fluctuations and the recording of transaction costs related to potential financing activities (not currently known or estimable), we expect that G&A expenses will range between $8.0 million and $10.0 million in 2018.
Selling expenses were $1.6 million for the three months ended March 31, 2018, as compared to $1.5 million for the same period in 2017. Most of the selling expenses for the three months ended March 31, 2018 were for the payment of fees for the execution of the Strongbridge License Agreement. For the three months ended March 31, 2017, the costs were for our sales force co-promotion activities as well as our sales management team. Based on currently available information, we expect selling expenses to range between $1.8 million and $2.1 million in 2018.
Net finance income was $1.9 million for the three months ended March 31, 2018, as compared to $1.5 million, for the same period in 2017. The increase in finance income is mainly attributable to the change in fair value of warrant liability. Such change in fair value results from the periodic "mark-to-market" revaluation, via the application of pricing models, of outstanding share purchase warrants. The closing price of our common shares, which, on the NASDAQ, fluctuated from $1.46 to $2.41 during the three months ended March 31, 2018, compared to $2.45 to $3.65 during the same period in 2017, also had a direct impact on the change in fair value of warrant liability.
Net income for the three months ended March 31, 2018 was $14.4 million (or $0.88 per share), as compared to a net loss of $4.1 million (or $0.31 per share) for the same period in 2017. The increase in net income for the three months ended March 31, 2018 is a result of the revenue recognition of the $24.0 million upfront payment received for the Strongbridge License Agreement.

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First Quarter MD&A - 2018

Quarterly Consolidated Results of Operations Information

(in thousands, except for per share data)	Three months ended
	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017
	$	$	$	$
Revenues	24,658	178	241	243
Income (loss) from operations	19,398	(3,578)	(7,200)	(6,679)
Net income (loss)	14,424	(484)	(9,631)	(2,550)
Net income (loss) per share (basic)*	0.88	(0.03)	(0.61)	(0.18)
Net income (loss) per share (diluted)*	0.87	(0.03)	(0.61)	(0.18)

(in thousands, except for per share data)	Three months ended
	March 31, 2017	December 31, 2016	September 30, 2016	June 30, 2016
	$	$	$	$
Revenues	261	304	269	96
Loss from operations	(5,617)	(7,598)	(7,703)	(7,184)
Net loss	(4,131)	(8,220)	(6,055)	(7,008)
Net income (loss) per share (basic)*	(0.31)	(0.71)	(0.61)	(0.71)
Net income (loss) per share (diluted)*	(0.31)	(0.71)	(0.61)	(0.71)

_________________________

*
Net loss per share is based on the weighted average number of shares outstanding during each reporting period, which may differ on a quarter-to-quarter basis. As such, the sum of the quarterly net loss per share amounts may not equal full-year net loss per share.

Historical quarterly results of operations and net loss cannot be taken as reflective of recurring revenue or expenditure patterns or of predictable trends, largely given the non-recurring nature of certain components of our historical revenues, due most notably to unpredictable quarterly variations attributable to our net finance income, which in turn are comprised mainly of the impact of the periodic "mark-to-market" revaluation of our warrant liability and of foreign exchange gains and losses. In addition, we cannot predict what the revenues from royalties will be from the Strongbridge License Agreement associated with Macrilen™ (macimorelin).

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First Quarter MD&A - 2018

Condensed Interim Consolidated Statement of Financial Position Information

	As at March 31,	As at December 31,
	2018	2017
	$	$
Cash and cash equivalents [1]	24,548	7,780
Trade and other receivables and other current assets	1,216	958
Inventory	1,096	643
Restricted cash equivalents	388	381
Property, plant and equipment	94	101
Deferred tax assets	—	3,479
Other non-current assets	9,099	8,853
Total assets	36,441	22,195
Payables and other current liabilities	3,144	2,987
Current portion of deferred revenues	—	486
Warrant liability	2,069	3,897
Provision for restructuring costs	864	2,296
Taxes payable	3,300	—
Non-financial non-current liabilities [2]	15,522	15,312
Total liabilities	24,899	24,978
Shareholders' equity (deficiency)	11,542	(2,783)
Total liabilities and shareholders' equity (deficiency)	36,441	22,195
_________________________

1.
Approximately $0.7 million and $0.6 million were denominated in EUR as at March 31, 2018 and December 31, 2017, respectively, and approximately $0.7 million and $1.0 million were denominated in Canadian dollars as at March 31, 2018 and December 31, 2017, respectively.

2.	Comprised mainly of employee future benefits and provisions for onerous contracts.
The increase in cash and cash equivalents as at March 31, 2018, as compared to December 31, 2017, is due to the upfront payment received from Strongbridge and net cash used in operating activities including variations in components of our working capital.
The decrease in deferred tax assets as at March 31, 2018, as compared to December 31, 2017, is due to recognition of a tax liability and the use of the deferred tax asset during the three months ended March 31, 2018. Correspondingly a net increase in taxes payable is also recognized in the same three months ended March 31, 2018.
The decrease in our warrant liability from December 31, 2017 to March 31, 2018 is mainly due to a net fair value revaluation gain of $1.8 million, which was recorded pursuant to our periodic "mark-to-market" revaluation of the underlying outstanding share purchase warrants. The revaluation gain is mainly explained by the decrease of the price of our common shares during the period.
The increase in shareholders' equity (deficiency) as at March 31, 2018, as compared to December 31, 2017, is attributable primarily to the recognition of the $24.0 million upfront payment from Strongbridge as revenue in the three months ended March 31, 2018.
Financial Liabilities, Obligations and Commitments
We are committed to various operating leases for its premises. Expected future minimum lease payments, which also include future payments in connection with utility service agreements, and future minimum sublease receipts under non-cancellable operating leases, as well as future payments in connection with service and manufacturing agreements, as at March 31, 2018 are as follows:

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First Quarter MD&A - 2018

	Minimum lease payments	Minimum sublease receipts	Service and manufacturing
	$	$	$
Less than 1 year	408	(120)	248
1 - 3 years	753	—	684
4 - 5 years	31	—	—
Total	1,192	(120)	932
Outstanding Share Data
As at May 8, 2018 we had 16,440,760,common shares issued and outstanding, as well as 710,196 stock options outstanding. Share purchase warrants outstanding as at May 8, 2018 represented a total of 3,417,840 equivalent common shares.
Capital Disclosures
Our objective in managing capital, consisting of shareholders' equity, with cash and cash equivalents and restricted cash equivalents being its primary components, is to ensure sufficient liquidity to fund R&D costs, selling expenses, G&A expenses and working capital requirements.
Over the past several years, we have raised capital via public equity offerings and issuances under various ATM sales programs and licensing agreements as its primary source of liquidity.
Our capital management objective remains the same as that in previous periods. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance our product development portfolio and to pursue appropriate commercial opportunities as they may arise.
We are not subject to any capital requirements imposed by any regulators or by any other external source.
Liquidity, Cash Flows and Capital Resources
At March 31, 2018, we had $24.5 million of cash and cash equivalents. We expect existing cash balances and operating cash flows will provide us with adequate funds to support our current operating plan for at least twelve months after the date of the issuance of this MD&A and for the foreseeable future.
Strongbridge License Agreement
On January 17, 2018, we received an upfront cash payment of $24.0 million from Strongbridge. Under the terms of the license agreement and, for as long as Macrilen™ (macimorelin) is patent-protected, we will be entitled to a 15% royalty on net sales up to $75.0 million, and an 18% royalty on net sales above $75.0 million. Following the end of patent protection in United States or Canada for Macrilen™ (macimorelin), we will be entitled to a 5% royalty on net sales in that country.
In addition, we will also receive one-time payments from Strongbridge following the first achievement of the following commercial milestone events:

•	$4.0 million on achieving $25.0 million annual net sales,

•	$10.0 million on achieving $50.0 million annual net sales,

•	$20.0 million on achieving $100.0 million annual net sales,

•	$40.0 million on achieving $200.0 million annual net sales, and

•	$100.0 million on achieving $500.0 million annual net sales.
Upon approval by the FDA of a pediatric indication for Macrilen™ (macimorelin), we will receive a one-time milestone payment of $5.0 million from Strongbridge.

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First Quarter MD&A - 2018

Strongbridge agrees to fund 70% of the costs of a worldwide pediatric development program to be run by the Company with customary oversight from a joint steering committee. The joint steering committee will be comprised of four persons, two of whom will be appointed by each of Strongbridge and the Company.
The Strongbridge License Agreement will expire at the end of a defined royalty period in each of the United States and Canada, at which time the license that we granted to Strongbridge will become irrevocable, fully paid-up, perpetual and royalty-free in such country.
Strongbridge has the right to terminate the Strongbridge License Agreement if there is a safety concern related to Macrilen™ (macimorelin), withdrawal of regulatory approval for Macrilen™ (macimorelin) in the U.S. believed to be permanent, two hundred and seventy (270) days' prior written notice, or if we commit a material breach of any term of the Strongbridge License Agreement that it fails to cure within 90 days after receiving written notice of the breach. We have the right to terminate the Strongbridge License Agreement if Strongbridge commits a material breach of any terms of the Strongbridge License Agreement that it fails to cure within 90 days after receiving written notice of the breach. If the breach relates to Canada then we shall only have the right to terminate the Strongbridge License Agreement in relation to Canada. If the breach relates to the United States, then we shall have the right to terminate the Strongbridge License Agreement in its entirety.
The Strongbridge License Agreement contains customary provisions related to, among other things, confidentiality and non-disclosure, representations and warranties, indemnity and dispute resolution. The Strongbridge License Agreement is governed by the laws of the State of New York, United States.
Public Offerings
On April 1, 2016, we entered into an ATM sales agreement (the "April 2016 ATM Program"), under which we were able, at our discretion and from time to time, to sell up to 3.0 million common shares through ATM issuances on the NASDAQ for aggregate gross proceeds of up to approximately $10.0 million. The April 2016 ATM Program provides that common shares were to be sold at market prices prevailing at the time of sale of the common shares and, as a result, sale prices varied.
Between January 1, 2017 and March 24, 2017, we issued a total of 817,670 common shares under the April 2016 ATM Program at an average issuance price of $3.14 per share for aggregate gross proceeds of $2.5 million less cash transaction costs of $83,000 and previously deferred financing costs of $95,000.
Between March 28, 2017 and April 18, 2017, we issued a total of 597,994 common shares under the March 2017 ATM Program at an average issuance price of $2.97 per share for aggregate gross proceeds of $1.8 million less cash transaction costs of $55,000 and previously deferred financing costs of $65,000.
On March 28, 2017, we commenced a new ATM offering pursuant to its existing ATM Sales Agreement, dated April 1, 2016, under which we were able, at our discretion, from time to time, to sell up to a maximum of 3 million common shares through ATM issuances on the NASDAQ, up to an aggregate amount of $9.0 million (the "March 2017 ATM Program"). The common shares were to be sold at market prices prevailing at the time of the sale of the common shares and, as a result, sale prices varied.
On April 27, 2017, we entered into a new ATM Sales Agreement (the "New ATM Sales Agreement"), and filed with the SEC a prospectus supplement (the "Prospectus Supplement") related to sales and distributions of up to a maximum of 2,240,000 common shares through ATM issuances on the NASDAQ, up to an aggregate amount of $6.9 million under the New ATM Sales Agreement. The common shares will be sold at market prices prevailing at the time of the sale of the common shares and, as a result, prices may vary. The New ATM Sales Agreement and the Prospectus Supplement superseded and replaced the March 2017 ATM Program, which itself had superseded and replaced the April 2016 ATM Program. The Prospectus Supplement supplements the base prospectus included in our Shelf Registration Statement on Form F-3, as amended (the "2017 Shelf Registration Statement"), which was declared effective by the SEC on April 27, 2017. The 2017 Shelf Registration Statement allows us to offer up to $50.0 million of common shares and is effective for a three-year period. Between May 30, 2017 and December 31, 2017, we issued 1.8 million common shares at an average issuance price of $1.71 per share for aggregate gross proceeds of $3.8 million under the New ATM Sales Agreement. No common shares were issued under the New ATM Sales Agreement in 2018. On April 24, 2018, we terminated the New ATM Sales Agreement, effective May 4, 2018.

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First Quarter MD&A - 2018

The variations in our liquidity by activity are explained below.

(in thousands)	Three months ended March 31,
	2018	2017

Cash and cash equivalents - Beginning of period	7,780	21,999
Cash flows from operating activities:
Net cash provided by (used in) operating activities	16,717	(6,960)
Cash flows from financing activities:
Net cash provided by financing activities	—	2,656
Cash flows from investing activities:
Net cash provided by (used in) investing activities	11	(2)
Effect of exchange rate changes on cash and cash equivalents	40	84
Cash and cash equivalents - End of period	24,548	17,777
Operating Activities
Cash provided by (used in) operating activities totaled $16.7 million for the three months ended March 31, 2018, as compared to ($7.0 million) for the same period in 2017. The increase in cash used in operating activities for the three months ended March 31, 2018, as compared to the same period in 2017, is mainly due to the $24.0 million upfront payment received from Strongbridge.
We still expect net cash provided by operating activities to range from $6.0 million to $7.0 million for the year ending December 31, 2018. This guidance may vary significantly in future periods and it can also be significantly impacted by ongoing business development initiatives.
Financing Activities
Cash flows from financing activities were nil for the three months ended March 31, 2018, as compared to $2.7 million for the same periods in 2017. The decrease is mainly due to proceeds received from the ATM Programs in 2017.
Critical Accounting Policies, Estimates and Judgments
The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of our assets, liabilities, revenues, expenses and related disclosures. Judgments, estimates and assumptions are based on historical experience, expectations, current trends and other factors that management believes to be relevant when our consolidated financial statements are prepared.
Management reviews, on a regular basis, our accounting policies, assumptions, estimates and judgments in order to ensure that the consolidated financial statements are presented fairly and in accordance with IFRS. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
Critical accounting estimates and assumptions, as well as critical judgments used in applying accounting policies in the preparation of our interim condensed consolidated financial statements were the same as those that applied found in note 3 to our annual consolidated financial statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015 except for those related to the adoption of IFRS 15.

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First Quarter MD&A - 2018

Recent Accounting Pronouncements
The IASB continues to issue new and revised IFRS. A listing of the recent accounting pronouncements promulgated by the IASB and not yet adopted by us is included in note 2 to our audited annual consolidated financial statements for the year ended December 31, 2017 and in note 3 to our condensed interim consolidated financial statements as at March 31, 2018 and for the three months ended March 31, 2018 and 2017.

Outlook for 2018
Product Development
Macrilen™ (macimorelin)
Macrilen™ (macimorelin), a ghrelin receptor agonist, is a novel orally-active small molecule that stimulates the secretion of growth hormone. Macrilen™ (macimorelin) has been granted orphan drug designation by the FDA for the evaluation of growth hormone deficiency. We own the worldwide rights to this novel patented compound. Macrilen™ (macimorelin) is our proposed trade name for macimorelin. The proposed trade name was conditionally approved by the FDA, but rejected by the EMA. On December 16, 2017, we were advised by the EMA that Macrilen™ was rejected as the proposed invented name for macimorelin because of its similarity to the names of other medicines. On March 28, 2018, we applied for two new invented names for macimorelin: Macimorelin GH test and Macimorelin Zentaris.
On January 16, 2018, through Aeterna Germany, we entered into the Strongbridge License Agreement. We received an upfront cash payment of $24.0 million from Strongbridge Under the terms of the agreement and, for as long as Macrilen™ (macimorelin) is patent-protected, we will be entitled to a 15% royalty on net sales up to $75.0 million and an 18% royalty on net sales above $75.0 million. Following the end of patent protection in United States or Canada for Macrilen™ (macimorelin), we will be entitled to a 5% royalty on net sales in that country.
In addition, we will also receive one-time payments from Strongbridge following the first achievement of the following commercial milestone events:

•	$4.0 million on achieving $25.0 million annual net sales,

•	$10.0 million on achieving $50.0 million annual net sales,

•	$20.0 million on achieving $100.0 million annual net sales,

•	$40.0 million on achieving $200.0 million annual net sales, and

•	$100.0 million on achieving $500.0 million annual net sales.
Upon approval by the FDA of a pediatric indication for Macrilen™ (macimorelin), we will receive a one-time milestone payment of $5.0 million from Strongbridge.
Strongbridge agrees to fund 70% of the costs of a worldwide pediatric development program to be run by the Company with customary oversight from a joint steering committee. The joint steering committee will be comprised of four persons, two of whom will be appointed by each of Strongbridge and the Company.
The commercial success of Macrilen™ (macimorelin) will depend on several factors, including, but not limited to, the receipt of approvals from the EMA and similar foreign regulatory authorities; developing appropriate distribution and marketing infrastructure and arrangements for our product; launching and growing commercial sales of the product; and acceptance of the product in the medical community, among patients and with third party payers. We are not currently conducting any clinical studies.
We continue to explore various alternatives to monetize our rights to macimorelin in other countries around the globe.

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First Quarter MD&A - 2018

We also continue to seek opportunities to in-license and acquire products. Our goal is to become a growth-oriented specialty biopharmaceutical company by pursuing successful development, commercialization and licensing of a product portfolio achieving profitable commercial presence and growth, while consistently delivering value to our shareholders, employees and the medical providers and patients who will benefit from our products.
Commercial Operations
Our commercial operations were significantly reduced in the first quarter of 2018 and in the fourth quarter of 2017. We eliminated our contract sales team in its entirety, as well as remaining sales management in November 2017, in accordance with the terms of our agreement with inVentiv Commercial Services, LLC, an affiliate of inVentiv, a contract-sales organization. Our agreement with inVentiv commenced in November 2014.
Pursuant to termination of the inVentiv agreement, we ended our co-promotion with EMD Serono and Armune.
Summary of key expectations for revenues, operating expenditures and cash flows
The following represents forward-looking information and users are cautioned that actual results may vary.
Excluding the impact of future foreign exchange rate fluctuations, we expect that we will incur R&D costs of between $1.0 million and $2.0 million for the year ending December 31, 2018. We expect most of the expenses related to R&D to be for employee, commercial service, patent and consultant costs related to the Macrilen™ (macimorelin) PIP study (which Strongbridge will fund 70%).
Based on currently available information, we expect selling expenses to range between $1.8 million and $2.1 million during the year ending December 31, 2018. We expect most of the expenses related to selling to be for website, branding and marketing.
Excluding the impact of foreign exchange rate fluctuations, we expect G&A expenses to range between $8.0 million and $10.0 million for the year ending December 31, 2018. We expect most of the expenses related to G&A to be for employee, insurance, rent, travel, and professional fees, such as legal, accounting and public company related expenses.
Excluding any foreign exchange impacts, as well as income from new business development initiatives, we expect that our overall use of cash for operations in December 31, 2018 will range from $11.0 million to $14.0 million, as we continue to fund ongoing operating activities and working capital requirements and as outlined in the above paragraphs.
Financial Risk Factors and Other Instruments
The nature and extent of our exposure to risks arising from financial instruments, including credit risk, liquidity risk and market risk (share price risk) and how we manage those risks are described in note 13 to our condensed interim consolidated financial statements as at March 31, 2018 and for the three months ended March 31, 2018 and 2017.

Related Party Transactions and Off-Balance Sheet Arrangements

As at March 31, 2018, other than employment agreements and indemnification agreements with management, there are no related party transactions, except those eliminated upon consolidation.

As at March 31, 2018, we did not have any interests in special purpose entities or any other off-balance sheet arrangements.

Risk Factors and Uncertainties
An investment in our securities involves a high degree of risk. In addition to the other information included in this MD&A and in the related unaudited condensed interim consolidated financial statements, investors are urged to carefully consider the risks described under the caption "Risk Factors and Uncertainties" in our most recent Annual Report on Form 20-F for the year ended December 31, 2017, for a discussion of the various risks that may materially affect our business. The risks and uncertainties not presently known to us or that we currently deem immaterial may also materially harm our business, operating results and financial condition and could result in a complete loss of your investment.

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Our most recent Annual Report on Form 20-F was filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form at www.sedar.com and with the SEC at www.sec.gov, and investors are urged to consult such risk factors.
Changes in Internal Controls over Financial Reporting
There have been no changes in our internal control over financial reporting during the three-month period ended March 31, 2018 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, including conditions that are remote.

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